Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225381

FINAL TERMS AND CONDITIONS AS OF APRIL 24, 2020 OF
ECOPETROL S.A. U.S.$2,000,000,000 6.875% NOTES DUE 2030

ISSUER:	Ecopetrol S.A.
SECURITY:	6.875% Notes Due 2030 (the “Notes”)
RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).
PRINCIPAL AMOUNT:	U.S.$2,000,000,000
MATURITY:	April 29, 2030
ISSUE PRICE:	99.112% (plus accrued interest, if any, from April 29, 2020, the expected settlement date)
INTEREST PAYMENT DATES:	April 29 and October 29, commencing on October 29, 2020.
COUPON RATE:	6.875%
YIELD TO MATURITY:	7.000%
PRICING DATE:	April 24, 2020
SETTLEMENT DATE:	April 29, 2020 (T+3)
NET PROCEEDS BEFORE EXPENSES:	U.S.$ 1,978,040,000 excluding accrued interest
CUSIP/ISIN:	CUSIP: 279158AN9 ISIN: US279158AN94
CLEARING:	DTC / Euroclear / Clearstream
JOINT BOOK-RUNNING MANAGERS:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

MINIMUM DENOMINATION:	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof
GOVERNING LAW:	New York
FORMAT:	SEC Registered
DAY COUNT:	30/360
OPTIONAL REDEMPTION PROVISIONS:

Prior to January 29, 2030, at any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 50 basis points.

On or after January 29, 2030, at any time or from time to time, in whole or in part, at the Issuer’s option at par.

WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Notes, in whole but not in part, at par.
EXPECTED RATINGS[1]:	Baa3 / BBB- / BBB- (Moody’s / S&P / Fitch)

[1]	A rating of securities is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or writing Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930 or collect at 1-212-225-5559.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.